UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Calyxt, Inc.

(Name of Issuer)

Common Stock, par value

$0.0001 per share

(Title of Class of Securities)

13173L107

(CUSIP Number)

Marie-Bleuenn Terrier

General Counsel

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13173L107	13D	Page 2 of 3

(1)	NAMES OF REPORTING PERSONS Cellectis S.A.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (see instructions) WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 22,713,175
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 22,713,175
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,713,175*
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.7%*
(14)	TYPE OF REPORTING PERSON (see instructions) CO

*

Based on 33,040,520 shares of common stock, par value $0.0001 per share (“Common Stock”), of Calyxt, Inc. (the “Company”) outstanding as of May 6, 2020, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2020.

CUSIP No. 13173L107	13D	Page 3 of 3

Explanatory Note

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D of Cellectis S.A. (the “Reporting Person”) initially filed with the SEC on May 29, 2018, as amended by Amendment No. 1 thereto filed on June 15, 2018 and Amendment No. 2 thereto filed on September 23, 2019 (as so amended, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 3 is being filed by the Reporting Person to report: (i) an update of the beneficial ownership percentage of the Reporting Person resulting solely from an increase in the number of outstanding shares of the Company’s Common Stock, (ii) changes in disclosure responsive to Item 4 of the Schedule 13D, as set forth below, and (iii) certain changes to the executive officers and directors of the Reporting Person, as set forth in Schedule A hereto.

Except as specifically provided herein, this Amendment No. 3 does not modify or amend any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 (a) – (f) is hereby amended and supplemented with respect to each executive officer and director of the Reporting Person as follows:

The name, business address, present principal occupation or employment (and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A to this Amendment No. 3.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons listed on Schedule A to this Amendment No. 3, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4(d) is hereby amended and supplemented as follows:

On July 6, 2020, the Reporting Person announced that the Chairman and CEO of the Reporting Person, André Choulika, Ph.D., retired from the Board of Directors of the Company, effective immediately, and the Board of Directors of the Company appointed Yves Ribeill, Ph.D., currently a member of the Board of Directors of the Company, as Chair of the Board, effective immediately. In addition, the Board of Directors of the Company appointed Laurent Arthaud, a member of the Reporting Person’s Board of Directors, as a member of the Board of Directors of the Company, including as a member of the Compensation Committee and the Nominating and Corporate Governance Committee. Mr. Arthaud was designated for such positions by the Reporting Person in accordance with the terms of the Stockholders Agreement, dated as of July 25, 2017, and subsequently amended on May 7, 2018 between the Reporting Person and the Company (the “Stockholders Agreement). The Reporting Person also approved the appointment of Dr. Ribeill as Chair of the Board. The Reporting Person has reserved all other rights under the Stockholders Agreement.

Item 5. Interest in Securities of the Issuer

Item 5(a) – (c) is hereby amended and supplemented as follows:

(a) – (c) The Reporting Person beneficially owns 22,713,175 shares of Common Stock, representing 68.7% of the outstanding Common Stock of the Company.

The percentage of beneficial ownership of the Reporting Person is based upon 33,040,520 shares of Common Stock of the Company outstanding as of May 6, 2020. The Reporting Person possesses sole power to vote and sole power to dispose of all the shares of Common Stock beneficially owned by the Reporting Person.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2020

CELLECTIS S.A.

By:	/s/ André Choulika
Name:	André Choulika
Title:	Chief Executive Officer

SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF

CELLECTIS S.A.

The following table sets forth name, business address, present principal occupation or employment (and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Reporting Person. The current business address for Cellectis S.A. and for each person identified in this Schedule A is c/o Cellectis S.A., 8, rue de la Croix Jarry 75013 Paris, France and the telephone number is +33 (0)1 81 69 16 00.

Name(1):	Identity and Background Information
André Choulika, Ph.D.	Dr. Choulika serves as the Chief Executive Officer of Cellectis S.A. and is Chairman of the Board of Directors. Dr. Choulika is a citizen of France.

Philippe Duchateau, Ph.D.	Dr. Duchateau serves as the Chief Scientific Officer of Cellectis S.A. Dr. Duchateau is a citizen of France.

Eric Dutang	Mr. Dutang serves as the Chief Financial Officer of Cellectis S.A. Mr. Dutang is a citizen of France.

William (Bill) Monteith	Mr. Monteith serves as Executive Vice President Global Operations of Cellectis S.A. Mr. Monteith is a citizen of the United States of America.

Stephan Reynier	Mr. Reynier serves as the Chief Regulatory and Compliance Officer of Cellectis S.A. Mr. Reynier is a citizen of France.

David Sourdive, Ph.D.	Dr. Sourdive serves as Executive Vice President, Strategic Initiatives of Cellectis S.A. Dr. Sourdive is a citizen of France.

Arthur Stril	Mr. Stril serves as Vice President Corporate Development of Cellectis S.A. Mr. Stril is a citizen of France.

Marie-Bleuenn Terrier	Ms. Terrier serves as General Counsel of Cellectis S.A. Ms. Terrier is a citizen of France.

Jon Voss	Mr. Voss serves as Executive Vice President Global Quality Assurance of Cellectis S.A. Mr. Voss is a citizen of the United States of America.

Carrie Brownstein, M.D.	Dr. Brownstein serves as Chief Medical Officer of Cellectis S.A. Dr. Brownstein is a citizen of the United States of America.

Laurent Arthaud	Mr. Arthaud is a non-employee director of Cellectis S.A. Mr. Arthaud serves as the Managing Director of Life Sciences and Ecotechnologies for Bpifrance Investissement (6/8 Bld Haussmann, 75009 Paris, France). Mr. Arthaud is a citizen of France.

Pierre Bastid	Mr. Bastid is a non-employee director of Cellectis S.A. Mr. Bastid serves as a member of several other boards of directors, including Hougou Finance S.A., Hougou Developpement S.A., Louise 342-344 S.A., Shango S.A., Hebioso S.A., Nepteam S.A.S, La Chartreuse B S.C., Pharnext S.A.S., Batuque Hotelaria e Turismo S.A., and Casino Royal S.A. Mr. Bastid is a citizen of France.

Rainer Boehm, MD	Dr. Boehm is a non-employee director of Cellectis S.A. Dr. Boehm serves as owner of Rainer Boehm GmbH (Paradiesstrasse 4, CH-4125 Riehen, Switzerland). Dr. Boehm is a citizen of Germany.

Alain Godard	Mr. Godard is a non-employee director of Cellectis S.A. Mr. Godard serves as Chief Executive Officer of SARL Godard & Co. (8, rue Marcellin Blanc, 69110 Sainte Foy-Les, Lyon, France). Mr. Godard is a citizen of France.

Hervé Hoppenot	Mr. Hoppenot is a non-employee director of Cellectis S.A. Mr. Hoppenot serves as President and Chief Executive Officer and Chairman of the board of directors of Incyte Corporation (1801 Augustine Cut-off, Wilmington, DE 19803). Mr. Hoppenot is a citizen of both France and the United States.

Annick Schwebig, M.D.	Dr. Schwebig is a non-employee director of Cellectis S.A. Dr. Schwebig serves as a non-employee director of several other boards of directors, including Inventiva Pharma, Inserm-Transfert, S.A. and B Cell Design. Dr. Schwebig is a citizen of France.

(1)

To the knowledge of the Reporting Person, no person identified in Schedule A holds more than 1% of the Company’s outstanding shares of Common Stock; each person who holds shares of the Company’s Common Stock has, to the knowledge of the Reporting Person, sole voting power and sole dispositive power over the shares of Common Stock. To the knowledge of the Reporting Person, no person identified in this Schedule A has effected a transaction in the Company’s Common Stock during the last sixty days.